FORM U-3A-2

                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.
             Statement by Holding Company Claiming Exemption
                            Under Rule U-3A-2
        from the Provisions of the Public Utility Holding Company
                               Act of 1935
                  To be filed Annually Prior to March 1

                SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Southern Indiana Gas and Electric Company ("SIGECO") is a combination gas and electric utility and wholly-owned subsidiary of SIGCORP, Inc. ("SIGCORP"), an investor owned holding company. SIGCORP was formed in 1995 under the laws of the State of Indiana by SIGECO. On January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

     SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), an Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community conducts its business in southwestern Indiana.

      2. The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW.

     SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

      SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

      SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

      SIGECO's transmission system consists of 797 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,860,653 kilovolt amperes. The electric distribution system includes 3,176 pole miles of lower voltage overhead lines and 194 trench miles of conduit containing 1,110 miles of underground distribution cables. The distribution system also includes 87 distribution substations with an installed capacity of 1,602,297 kilovolt amperes and 46,140 distribution transformers with an installed capacity of 1,844,458 kilovolt amperes.

      SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

     SIGECO's gas transmission system includes 335 miles of transmission
mains,  and  the  gas  distribution  system  includes  2,348  miles   of
distribution mains.

      The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

      Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,546 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 458 miles of distribution mains. Community has no underground gas storage facilities.

      3. For the year ended December 31, 1997, SIGECO's retail and wholesale electric sales totaled 6,284,528,000 kWh, while its retail and transported gas sales totaled 29,369,523 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 905,902,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no wholesale natural gas sales outside of Indiana, or at the state line. During 1997, SIGECO purchased 897,802,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1997, SIGECO's retail natural gas sales totaled 14,285,464 Dth and 14,544,059 Dth of natural gas was transported for end users for a total natural gas sold and transported of 29,369,523 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. During 1997, SIGECO purchased for its system supply 16,262,033 Dth of natural gas, 100% of its requirements, from 40 natural gas suppliers.

      For the year ended December 31, 1997, Community's retail gas sales totaled 948,411 Dth, and no natural gas was transported for end users resulting in a total gas sold and transported of 948,411 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no wholesale natural gas sales. During 1997, Community received for its system supply 964,059 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas Transmission Corporation, Texas Eastern Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

      4. SIGECO does not hold any interest in an exempt wholesale generator or foreign utility company.

      Exhibit A: Consolidated statement of income and surplus of SIGECO for the year ended December 31, 1997, together with a consolidating balance sheet of SIGECO as of the close of such calendar year.

     Exhibit B:  Financial data schedule.

      The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.

                              SOUTHERN INDIANA GAS AND ELECTRIC COMPANY


                            By
                                             T. L. Burke
                                              Treasurer

ATTEST:


             L. K. Tiemann
             Assistant Secretary

The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

         T. L. Burke
         Treasurer
         Southern Indiana Gas and Electric Company
         20 N.W. Fourth Street
         Evansville, Indiana  47741-0001




                             Exhibit A
                             Page 1 of 3
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997



                                                SIGECO
ASSETS
Utility Plant at cost:
 Electric                                   1,091,349
 Gas                                          141,646
Accumulated Depreciatio                      (557,631)
Cwip                                           32,241
Investment in Subsidiaries
Investments in leveraged leases
Investments in partnerships
Funds held by Trustee                           4,102
Nonutility property & o                         1,552
Cash and cash equivalen                         1,113
Cash - Restricted
Temporary investments
Receivables, net                               54,346
Notes receivable from a                         1,502
Fuel (coal and oil)                             8,921
Materials and supplies                         14,014
Allowance Inventory                             2,617
Gas in underground stor                         9,045
Other current assets                            9,833
Unamortized def. return on ABB#2
Unamortized prem. on re                         5,184
Post-retire. ben. oblig                         4,294
Accum Deferred Income Taxes
Def Tax Asset-FASB109
Other deferred charges                         40,335
                                              864,463
                             Exhibit A
                             Page 2 of 3
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997



                                    SIGECO
SHAREHOLDERS' EQUITY AN
Common Stock                       (78,258)
Additional paid-in capital
Retained Earnings                 (228,569)
Treasury stock
Cumulative preferred st            (18,590)
Cumulative special pref               (924)
Long-term debt less cur           (238,707)
Long-term Partnership Obligations
Current por. of adj. ra            (31,500)
Notes payable                      (31,643)
Maturing long-term debt            (12,695)
Maturing Partnership Obligations
Accounts payable                   (27,066)
Notes payable to Assoc.            (20,886)
Dividends payable                     (123)
Accrued taxes                       (5,925)
Accrued interest                   (4,635)
Refunds to customers               (1,155)
Other accrued liabiliti           (16,018)
Accumulated deferred in          (114,493)
Accumulated deferred IT           (20,249)
Regulatory liability - FAS 109
Post-retire. ben. oblig           (11,271)
Other                              (1,755)
                                 (864,463)
                             Exhibit A
                             Page 3 of 3
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997



                                    SIGECO
   INCOME STATEMENT
 Operating Revenues
  Electric                        (272,545)
  Gas                              (85,561)
  Energy services
  Other
 Fuel for electric gene             62,630
 Purchased electric ene             13,985
 Cost of gas sold                   54,060
 Cost of energy services revenues
 Cost of other revenues
 Other operation expens             55,611
 Maintenance                        29,086
 Depreciation and amort             40,191
 Federal and state inc.             27,259
 Property and other tax             12,829
 AFUDC (other)                        (581)
 Interest income                      (541)
 Other, net                         (1,448)
 Interest expense on lo             18,020
 Amort. of prem., disc.                671
 Other interest expense              1,769
 AFUDC (borrowed)                     (797)
Preferred dividend requ              1,097
 NET INCOME                        (44,266)






                                                               EXHIBIT B


Item
No.       Caption Heading
(in thousands)

 1.       Total Assets                                     $ 864,463
 2.       Total Operating Revenues                         $ 358,107
 3.       Net Income                                        $ 44,266